Exhibit 99.1

[by United States Postal Service]

December 20, 2013

Dear Current or Former Participant in the Cameron International Corporation Retirement Savings Plan:

This letter and the accompanying document called a “prospectus” contain important information.

Cameron International Corporation is sending you these materials because you are a current or former participant in the Cameron International Corporation Retirement Savings Plan (the “Plan”) and acquired shares of our common stock, par value $0.01 per share (the “Shares”), during the period from November 1, 2012 through October 31, 2013 (the “Purchase Period”). We are offering to buy back these Shares at the original purchase price plus interest, or reimburse you for losses you may have incurred if you have sold these Shares. This offer is called a “Rescission Offer.” We are making the Rescission Offer to ensure compliance with the Securities Act of 1933, as amended, and to limit any contingent liability we may have as a result of possible noncompliance with applicable federal registration requirements in connection with your purchase of Shares while participating in the Plan.

If you hold Shares purchased during the Purchase Period as of January 21, 2014, and elect to participate in the Rescission Offer, all transactions relating to your Plan account will be suspended temporarily beginning at 4:00 p.m., U.S. Eastern Time, on January 24, 2014. This temporary suspension is called a “blackout period.” We currently anticipate the blackout period will end at 9:00 a.m., U.S. Eastern Time, on January 30, 2014. You will be notified in the event that the blackout period is extended past such date.  See “Notice of Blackout Period” in the accompanying prospectus for more information.

To help you further understand this offer, please review the prospectus contained in this package. A Rescission Offer Acceptance Form accompanies the enclosed prospectus. We urge you to review the prospectus carefully before deciding whether or not to execute and return the Rescission Offer Acceptance Form.

The Rescission Offer deadline is 4:00 p.m., U.S. Eastern Time, on January 21, 2014. If you want to accept the Rescission Offer, your acceptance form must be received at the address indicated on your acceptance form on or before this deadline.

We encourage you to read the entire prospectus for complete information. If you have questions after reading this material, please call T. Rowe Price at 1 (800) 922-9945 (TDD: 1 (800) 521-0325), Monday through Friday, except holidays, between the hours of 7:00 a.m. and 10:00 p.m. U.S. Eastern time.

Regards,

Cameron International Corporation